

Mail Stop 3561

January 6, 2009

Robert C. Pohlad
Chief Executive Officer
PepsiAmericas, Inc.
4000 Dain Rauscher Plaza, 60 South Sixth Street
Minneapolis, Minnesota 55402

>   **Re: PepsiAmericas, Inc.**
>   **Form 10-K for fiscal year ended December 29, 2007**
>   **Filed February 27, 2008**
>   **File No. 001-15019**

Dear Mr. Pohlad:

     We have completed our review of your Form 10-K and your letter dated December 2, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director